Contact

www.linkedin.com/in/dr-terry-zickerman (LinkedIn)

Top Skills

Capital Markets
Management
Sales Management

Dr. Terry Zickerman

CEO Love Sun Body, Inc.
West Orange, New Jersey, United States

Summary

Dr. Terry Zickerman is the CEO of Love Sun Body. Entrepreneur spirit and seasoned leadership, management and sales experience. Terry studied finance, biology, business, chemistry and physics at Adelphi University and State University New York College at Oneonta. Terry graduated The National University of Health Sciences in 1992 with a Bachelor of Science degree in Human Biology and Doctorate. Terry's professional career in finance started in 1992. Terry worked in institutional sales and research, working with fund managers to bring new products to market and distributing their products through Morgan Stanley Wealth Management. Terry left Morgan Stanley in 2017 when he began working as full-time CEO of Love Sun Body.

Experience

Love Sun Body, Inc.
CEO
April 2017 - Present (6 years 10 months)
Greater New York City Area

Responsible for managing company's overall operations, including delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with the board, spearheading new product lines, regulatory filings for new OTC products, launching new markets and cultivating new and existing relationships. Love Sun Body developed revolutionary 100% Natural Origin Mineral Sunscreen are the first and only sunscreens in the United States that have been certified by Ecocert COSMOS Natural.

Morgan Stanley
Senior Vice President Institutional Sales
March 2009 - March 2017 (8 years 1 month)
New York, NY

Institutional sales with large asset management firms.

Citi

Senior Vice President Institutional Sales

January 2001 - June 2011 (10 years 6 months)

New York, NY

Institutional sales with large asset management firms.

Education

National University of Health Sciences

Doctorate, BS Biology, Anatomy, Physiology, Human Biochemistry,

Microbiology, Pathology, Neuroanatomy, Clinical Practice · (1988 - 1992)